SembCorp
Industries

02 MAY 14 AM 10:57

Rule 12g3-2(b) File No. 825109

24 April 2002

02034044

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

dw 5/15

MASNET No. 39 OF 24.04.2002
Announcement No. 59

SEMBCORP INDUSTRIES LTD

SembCorp Waste Management is Asia's first environmental services company to launch an integrated enterprise portal

PRESS RELEASE

SembCorp Waste Management is Asia's first environmental services company to launch an integrated enterprise portal

Singapore, April 24, 2002 – SembCorp Waste Management (SembWaste), a wholly-owned subsidiary of SembCorp Industries, has become Asia's first waste management company to launch an integrated enterprise portal, a move that aligns its management practices with world-class standards.

Developed in-house, the portal integrates the company's financial reporting, billing, procurement and customer relationship management systems into a one-stop resource centre, essentially centralising all data into a seamless, paperless location. Also included are the fleet management, routing and real-time waste tonnage information systems.

The end result is the availability of reliable and accurate data online, and the elimination of overlaps in work processes, translating into a jump in productivity and efficiency levels, and savings of approximately S$1 million per year for the company.

Work on the integrated waste system, or i-WIS for short, started in early 2001 and involved various parties including major customers and the Singapore Ministry of the Environment to afford real-time information delivery as well as timely reports on the industry. The system was rolled out this month and will be fully operational this June.

Initially launched as an information system for internal users, i-WIS will offer customers exclusive access to individual accounts at a later stage. For instance, they will be able to place orders, make inquiries and view statements of account and transaction history, amongst other things, online.

Said company President and CEO, Loh Wai Kiew: "With i-WIS, we are essentially rebuilding the company's infrastructure and creating a transition to a modern business model based on new tools, one that is capable of generating internal growth and unlocking the value of the company further."

A valuable management tool, i-WIS would, she added, drive service performance, efficiency levels, optimal response, provide customer satisfaction and sales growth. "More importantly, we have made an old business new again."

complete range of innovative environmental services and solutions to industries, municipalities and governments in the Asia Pacific region. With more than 30 years of experience and technical expertise in waste treatment, SembWaste's principal activities include the collection and post-collection of municipal, industrial and commercial, construction waste and medical waste. In addition to industrial and street cleansing, the company also provides collection and disposal of medical waste, engineering and consultancy services, recycling and materials recovery, as well as waste-to-energy incineration. The company is operating principally in Singapore and Australia.

. . . . .

Media Contact:

Ms Chow Hung Hoeng
Assistant Manager
Group Corporate Relations
SembCorp Industries
Tel: +65 6357 9152
Fax: +65 6352 2163
Email: chowhh@sembcorp.com.sg
Website: www.sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 24/04/2002 to the SGX